Exhibit 99.1

#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	March 4, 2016
For Immediate Release	NR#16-03

MAG Silver Closes US$9.75 Million Over-Allotment Option

Vancouver, B.C. – MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) (the "Company" or "MAG") announces that the over-allotment option (the "Over-Allotment Option") from the previously closed US$65,006,500 bought deal financing (the "Offering") (see press release dated March 1, 2016) has been fully exercised by the underwriters and that the Company has issued an additional 1,335,750 common shares (the "Additional Shares") exercisable under the Over-Allotment Option at a price of US$7.30 per share. The additional gross proceeds of US$9,750,975 from the exercise of the Over-Allotment Option brings the total gross proceeds raised from the Offering to US$74,757,475.

The Offering was conducted by a syndicate of underwriters led by Scotia Capital Inc., BMO Nesbitt Burns Inc. and Raymond James Ltd. (collectively, the "Lead Underwriters"), and including Macquarie Capital Markets Canada Ltd., National Bank Financial Inc., TD Securities Inc., Cormark Securities Inc., Desjardins Securities Inc. and PI Financial Corp. (together with the Lead Underwriters, the "Underwriters").

The Company intends to use the net proceeds of the Offering (i) to fund development and exploration expenditures at the Juanicipio Project and (ii) for working capital and general corporate purposes.

The common shares were offered in each of the provinces of Canada, other than Quebec, by way of a prospectus supplement dated February 23, 2016 to the Company's short form base shelf prospectus dated January 19, 2016, and in the United States pursuant to a prospectus supplement dated February 23, 2016 (the "Supplement") to the base shelf prospectus contained in the Company's registration statement on Form F-10, in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Company has filed a registration statement on Form F-10 with the SEC for the Offering to which this communication relates. Before you invest, you should read the Supplement and other documents the Company has filed with the SEC for more complete information about the Company and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the SEDAR website at www.sedar.com. Alternatively, the Company, any Underwriter or any dealer participating in the Offering will arrange to send you the Supplement or you may request it from the Corporate Secretary of MAG Silver Corp. at Suite 770, 800 West Pender Street, Vancouver, British Columbia, Canada, V6C 2V6, telephone (604) 630-1399.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful.

About MAG Silver Corp.

MAG Silver Corp. (TSX: MAG) (NYSE MKT: MVG) is focused on advancing and exploring high grade district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. Currently, we are developing the underground decline towards the high grade Valdecañas and Juanicipio silver veins in Zacatecas State, all within the joint venture between MAG Silver (44%) and Fresnillo PLC (56%). In addition, MAG is conducting ongoing exploration at the Juanicipio Project and on its wholly-owned Guigui project, while concurrently working to regain surface access to its 100% owned Cinco de Mayo property in Chihuahua State.

For further information, please contact:

Michael J. Curlook, VP Investor Relations and Communications
MAG Silver Corp.
800 West Pender Street, Suite 770
Vancouver, BC V6C 2V6
(604) 630-1399
info@magsilver.com

This News Release contains "forward-looking information" and "forward looking statements" within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continues," "estimates," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, the future price of silver, gold, lead and zinc, the estimation of mineral resources, preliminary economic estimates relating to the Juanicipio Project, estimates of the time and amount of future silver, gold, lead and zinc production for specific operations, estimated future exploration and development expenditures and other expenses for specific operations, permitting timelines, the Company's expectations regarding impairments of mineral properties, the Company's expectations regarding its efforts to negotiate with the Ejido to obtain surface access to the Cinco de Mayo Property; the anticipated timing of a formal "production decision" at Minera Juanicipio; the Company's expectations regarding the completion of the Offering, receipt of approvals under applicable legislation, sufficiency of its capital resources and requirements for additional capital, litigation risks, currency fluctuations, environmental risks and reclamation cost, and changes to governmental laws and regulations. Any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as "anticipate", "believe", "estimate", "expect", "intend", "plan", "strategy", "goals", "objectives", "project", "potential" or variations thereof or stating that certain actions, events, or results "may", "could", "would", "might" or "will" be taken, occur, or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements and information.  Such statements reflect the Company's current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.
Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and information, including those risks identified in the Company's short form base shelf prospectus, dated January 19, 2016, and the Company's prospectus supplement, dated February 23, 2016, filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of MAG's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE MKT has approved or disapproved of the information contained herein.